

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

June 22, 2007

Via U.S. mail and facsimile

Mr. John B. Howard
Senior Managing Director and Chief Financial Officer
Knight Capital Group, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

> **RE: Form 10-K for the fiscal year ended December 31, 2006
> File No. 001-14223**

Dear Mr. Howard:

    We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2. Please provide a more robust discussion of changes in your financial condition. For example, the reasons for fluctuations in certain balance sheet line items from December 31, 2005 to December 31, 2006 (such as securities owned, securities sold, and other assets) are not clear from your MD&A disclosures. Refer to Item 303 (a) of Regulation S-K.

Results of Operations, page 32

3. On page 34, you disclose employee compensation and benefits as a percentage of total revenues excluding certain gains. These amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these types of non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods, such as this item you refer to, should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions.

Reconciliation of Total GAAP Expenses and Pre-Tax GAAP Income to Operating Expenses and Pre-Tax Operating Earnings, Respectively, page 38

4. You present non-GAAP measures titled "Pre-Tax GAAP Income," "Operating Earnings," and "Pre-Tax Operating Expenses" throughout the filing. Please remove these non-GAAP measures or address the following:

    *   You state on page 38 that you have disclosed your Operating Expenses and Pre-Tax Operating Earnings to assist the reader in understanding the impact of writedown of assets and lease loss accrual and regulatory charges and related matters on your annual results for 2006, 2005 and 2004 by segment, thereby facilitating more useful period-to-period comparisons of your continuing businesses. Given that you have had similar occurrences of asset writedowns, lease loss accruals, and regulatory charges during each of the three years presented, it is not clear how you determined these charges were not reflective of your continuing businesses as well as how you determined it was appropriate to adjust for these amounts in light of Item 10(e)(1)(ii)(B) of Regulation S-K. Please advise;

    *   Given the apparent recurring nature of the amounts for which you have adjusted for in your presentation of these non-GAAP amounts, please expand your explanation of why you believe presentation of these non-GAAP financial measures provides useful information to investors regarding your results of operations in accordance with Item 10(e)(1)(i)(C) of Regulation S-K;

- Please disclose any additional purposes, if any, for which you use these non-GAAP financial measures. Refer to Item 10(e)(1)(i)(D) of Regulation S-K; and
- The titles used for these non-GAAP measures appear confusingly similar to the GAAP equivalents. Please revise the titles used. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Critical Accounting Policies

Strategic Investments, page 42

5. You state that the fair value of investments recorded in your broker-dealer subsidiaries, for which a quoted market or dealer price is not available for the size of your investment, is based on management's estimate. Please disclose in greater detail the methods you use to estimate the fair value amounts of these investments with no ready market as well as the amount of these investments recorded as of each balance sheet date. See paragraphs 12 to 14 of SOP 94-6 and paragraphs 4.68 to 4.71 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. Your disclosures should include the following:

- Explanation of each of the models/techniques used to estimate fair value of the investments;
- Detailed discussion of the material estimates and assumptions used in each of the models;
- Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments; and
- A sensitivity analysis of the impact material changes in estimates and assumptions in estimating the fair value of the investments could have on your financial results.

Please also refer to Section 501.14 of the Financial Reporting Codification for guidance. Please also expand your disclosure regarding your determination of the fair value of these investments in the notes to the financial statements.

6. Please provide the disclosures required by paragraph 20 of APB Opinion No. 18.

Consolidated Financial Statements

Consolidated Statements of Operations, page 53

7. Please separately disclose interest and dividend income and interest and dividend expense. Refer to Exhibit 4-4 of the AIPCA Accounting and Auditing Guide for Brokers and Dealers in Securities and Rule 9-04 of Regulation S-X.

Notes to Financial Statements

General

8. Please provide the disclosures required by paragraphs 51 through 55 of SFAS 141.
    These disclosures should include a clear discussion of any remaining potential
    contingent payments that could be required to be made in the future related to each
    acquisition.

Note 2. Significant Accounting Policies

Asset Management Fees, page 58

9. Please expand your discussion about the recognition of incentive fees related to
    management fee arrangements. Please confirm to us that you account for all of these
    incentive fees using Method 2 of EITF Topic Number D-96, which is to record as
    revenue the amount that would be due at any point in time. Please also disclose the
    terms of these arrangements that include incentive fees, including:

    •   When amounts are paid including whether they are paid at the end of the
        measurement period; and
    •   Whether there are any situations in which you could be required to payback any
        of the amounts.

    Please also disclose any revenue amounts recorded that are at risk due to future
    performance contingencies. Refer to EITF Topic Number D-96.

Note 5. Goodwill and Intangible Assets, page 61

10. For each component of your intangible assets, please provide us with a summary, in a
    tabular format, of the following as of December 31, 2006:

    •   Quantification of the gross and net asset amount;
    •   Description of how the intangible arose (i.e. if acquired, which acquisition it pertains
        to); and
    •   Number of years over which the intangible is being amortized.

Note 6. Investment in Deephaven-Sponsored Funds and Strategic Funds, page 62

11. Please help us further understand your accounting of your investment in the
    Deephaven-Sponsored Funds. Please provide us with a summary of the rights and
    obligations you have to the funds. Please tell us what consideration was given to FIN
    46 (R) and EITF 04-5 in accounting for your investments in these funds.

Note 11. Commitments and Contingent Liabilities, page 64

12. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief